                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-36128



                         RATIONAL SOFTWARE CORPORATION

                                  $500,000,000

                 5% Convertible Subordinated Notes Due 2007 and
             the Common Stock Issuable Upon Conversion of the Notes

     We issued the notes in a private placement in January 2000. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes.

     The notes are convertible prior to maturity into common stock at an initial conversion price of $71.44 per share, subject to adjustment in certain events. We will pay interest on the notes on February 1 and August 1 of each year, beginning on August 1, 2000. The notes will mature on February 1, 2007, unless earlier converted or redeemed.

     We may redeem all or a portion of the notes on or after February 5, 2003. In addition, the holders may require us to repurchase the notes upon a change of control prior to February 1, 2007.

     The reported last sales price of our common stock on the Nasdaq National Market on March 31, 2000 was $76.50 per share. Our common stock is traded on the Nasdaq National Market under the symbol "RATL."

                            -----------------------

     The securities offered hereby involve a high degree of risk. See "Risk Factors" beginning on page 6.

                            -----------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                    This prospectus is dated July 21, 2000

     You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the prospectus is accurate as of any date other than the date on the front of this prospectus.

                               TABLE OF CONTENTS
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     Where You Can Find More Information.........      3
     The Offering................................      5
     Risk Factors................................      6
     Use Of Proceeds.............................     16
     Description Of Notes........................     17
     Description Of Capital Stock................     29
     Certain Federal Income Tax Considerations...     31
     Selling Securityholders.....................     38
     Plan Of Distribution........................     47
     Legal Matters...............................     48
     Independent Accountants.....................     49


                      Where You Can Find More Information

     We file reports, proxy statements and other information with the Commission, in accordance with the Securities Exchange Act of 1934. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices; 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public over the Internet at the Commission's World Wide Web site at http://www.sec.gov.

     The Commission allows us to "incorporate by reference" into this prospectus the information we filed with the Commission. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete:

     .  Our Annual Report on Form 10-K for the fiscal year ended March 31, 2000;

     . Our Proxy Statement for our Annual Meeting of Stockholders to be held on August 17, 2000.

     . Our Registration Statement on Form 8-A dated May 25, 1984, and amended on Form 8-A/A, dated May 25, 1995.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

     Investor Relations Department
     Rational Software Corporation
     18880 Homestead Road
     Cupertino, California 95014-6421
     Telephone:  (408) 863-9900

     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus is accurate as of any date other than the date on the front of those documents.

                                     Summary

     This summary highlights some information from this prospectus, and it may not contain all of the information that is important to you. It is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes to the consolidated financial statements, included or incorporated by reference in this prospectus. You should read the full text of, and consider carefully the more specific details contained in, this prospectus. When used on this prospectus, the terms "Rational," "we," "our" and "us" refer to Rational Software Corporation and not to the selling securityholders.

     Rational Software Corporation is a leading provider of integrated solutions that automate the software development process. Our integrated solutions include unified tools, software engineering best practices and services that allow customers to successfully and efficiently develop and deploy software. Rational's solutions help customers organize, automate and simplify the software development process and enable them to gain a competitive advantage by being able to more quickly develop and deploy high-quality, mission-critical software. The focus of out business is e-development, that is, helping customer rapidly develop high-quality software for the Internet-connected global economy.

     Our customers include e-business customers, such as Charles Schwab & Co., E*Trade, i2 Technologies, Merrill Lynch and Siebel Systems, that are leveraging the power of the Internet to improve their businesses by building business-to-business and/or business-to-consumer software; e-infrastructure companies, such as America Online, Cisco, Ericsson, IBM, Lucent, Microsoft, and Sun Microsystems, that are building the physical and software infrastructure for the Internet; and e-devices customers, such as Hewlett-Packard, Motorola, Nokia, Palm, Phillips and Sony, that are building devices with embedded software that provide connectivity to the Internet and other specialized networks.

     The rapid growth of the Internet is driving the need for software and increasing the importance of software development. Software plays a central role in the development of e-commerce Web sites and related systems and is embedded in physical devices on which the Internet is built, including routers, hubs and switches, as well as everyday devices such as mobile phones, hand-held computing devices and kitchen appliances. The challenge many companies face is that the significant growth in the demand for software outpaces their ability to design and build that software. Traditionally, organizations have been able to trade off speed for quality. However, in today's Internet-centric, rapidly changing business environment, organizations must increase the speed while maintaining the quality of their software development. Accordingly, it is becoming increasingly important for businesses to adopt more effective approaches to software development.

     Our integrated e-development solution includes software development tools, software engineering best practices and services that unify cross-functional software teams while also addressing the unique needs of each member of the team. Our solution cover the crucial phases of the software development life cycle and automates proven software development best practices. We also offer a range of services to our customers to help them better implement our solution. Our goal is to help organizations increase both the speed and quality of their software development.

     We were incorporated in Delaware in 1982. Our principal offices are located at 18880 Homestead Road , Cupertino, California 95014, our telephone number is (408) 863-9900 and our website can be accessed at www.rational.com. Information contained in our website does not constitute part of this prospectus.

                                  The Offering


Securities Offered...................   $500,000,000 principal amount of 5% Convertible Subordinated Notes due 2007.

Interest.............................   5% per year.  We will pay interest on February 1 and August 1 of each year, beginning August 1, 2000.

Conversion...........................   You may convert each note into common stock at any time on or before
                                        February 1, 2007 at a conversion price of $71.44 per share, subject to adjustment if certain events affecting our common stock occur.

Subordination........................   The notes are subordinated to all senior indebtedness and to all debt and other liabilities of our subsidiaries.  As of March 31,
                                        2000, we had $150,545,000 senior indebtedness outstanding.  As of March 31, 2000, our subsidiaries had approximately $66,412,000 of indebtedness and other liabilities to which the notes
                                        were effectively subordinated.  Neither we nor our subsidiaries are limited from incurring additional debt, including senior
                                        indebtedness, under the indenture.

Optional Redemption..................   On or after February 5, 2003, we may redeem the notes at the redemption prices listed in this prospectus, together with accrued and unpaid interest.

Change of Control....................   You have the right, at your option, in the event of a change of control to require us to redeem your notes at 100% of the principal amount of the notes to be redeemed plus accrued interest.

Use Of Proceeds......................   We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the underlying common stock.

                                  RISK FACTORS

     Before you invest in the notes or shares of common stock underlying the notes, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included or incorporated by reference in this prospectus, before you decide whether to purchase the notes. The risks set out below are not the only risks we face.

     If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of the notes and common stock could decline, and you may lose all or part of your investment.

     Keep these risk factors in mind when you read "forward-looking" statements elsewhere in this prospectus and in the documents incorporated herein by reference. These are statements that relate to our expectations for future events and time periods. Generally, the words "anticipate," "expect," "intend" and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements.

Significant unanticipated fluctuations in our quarterly revenues and operating results may cause us not to meet securities analysts' or investors' expectations and may result in a decline in the price of our common stock and the notes.

     Our net revenue and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. If our revenues, operating results, earnings or future projections are below the levels expected by securities analysts, our stock price is likely to decline.

     Factors that may cause quarterly fluctuations in our operating results include:

     .  the discretionary nature of our customers' purchase and budget cycles;

     .  difficulty predicting the size and timing of customer orders;

     .  long sales cycles;

     .  seasonal variations in operating results;

     . introduction or enhancement of our products or our competitors' products;

     . changes in our pricing policies or the pricing policies of our competitors;

     .  an increase in our operating costs;

     .  whether we are able to expand our sales and marketing programs;

     .  the mix of our products and services sold;

     .  the level of sales incentives for our direct sales force;

     . the mix of sales channels through which our products and services are sold;

     .  the mix of our domestic and international sales;

     .  an increase in the level of our product returns;

     .  fluctuations in foreign currency exchange rates;

     .  costs associated with acquisitions; and

     .  global economic conditions.

     In addition, the timing of our product revenues is difficult to predict because our sales cycles vary substantially from product to product and customer to customer. We base our operating expenses on our expectations regarding future revenue levels. As a result, if total revenues for a particular quarter are below our expectations, we could not proportionately reduce operating expenses for that quarter. Therefore, a revenue shortfall would have a disproportionate effect on our operating results for that quarter. In addition, because our service revenue is largely correlated with our license revenue, a decline in license revenue could also cause a decline in our service revenue in the same quarter or subsequent quarters.

     As a result of these and other factors, our operating results are subject to significant variation from quarter to quarter, and we believe that period-to-period comparisons of our results of operations are not necessarily useful. If our operating results are below investors or securities analysts' expectations, the price of our common stock, and therefore the notes could decline significantly.

If market acceptance of our sophisticated software development tools fails to grow adequately, our business may suffer.

     Our future growth and financial performance will depend in part on broad market acceptance of off-the-shelf products that address critical elements of the software development process. Currently the number of software developers using our products is relatively small compared with the number of developers using more traditional technology and products, internally developed tools or manual approaches. Potential customers may be unwilling to make the significant capital investment needed to purchase our products and retrain their software developers to build software using our products rather than traditional techniques. Many of our customers have purchased only small quantities of the our products, and these or new customers may decide not to broadly implement or purchase additional units of our products.

If industry standards relating to our business do not gain general acceptance, we may be unable to continue to develop and market our products and our business may suffer.

     Our future growth and financial performance depends on the development of industry standards that facilitate the adoption of component-based development, as well as our ability to play a leading role in the establishment of those standards. For example, we developed the Unified Modeling Language for visual modeling, which was adopted by the Object Management Group, or OMG, a software industry consortium, for inclusion in its object analysis and design facility specification. The official sanction in the future of a competing standard by the OMG or the promulgation of a competing standard by one or more major platform vendors could harm our marketing and sales efforts and, in turn, our business.

If we do not develop and enhance new and existing products to keep pace with technological, market and industry changes, our revenues may decline.

     The industry for tools automating software application development and management is characterized by rapid technological advances, changes in customer requirements and frequent new product introductions and enhancements. If we fail to anticipate or respond adequately to technology developments, industry standards or practices and customer requirements, or if we experience any significant delays in product development, introduction or integration, our products may become obsolete or unmarketable, our ability to compete may be impaired and our revenues may decline. We must respond rapidly to developments related to Internet and intranet applications, hardware platforms, operating systems and programming languages. These developments will require us to make substantial product-development investments.

     In addition, rapid growth of, interest in, and use of Internet and intranet environments is a recent and emerging phenomenon. Our success may depend, in part, on the compatibility of our products with Internet and intranet applications. We may fail to effectively adapt our products for use in Internet or intranet environments, or to produce competitive Internet and intranet applications.

If we do not effectively compete with new and existing competitors, our revenues and operating margins will decline.

     The industry for tools that automate software development and management is extremely competitive and rapidly changing. We expect competition to intensify in the future. We believe our continued success will become increasingly dependent on our ability to:

     . support multiple platforms, including Microsoft Windows and Windows NT, IBM, commercial Unix and Linux;

     . use the latest technologies to support Web-based development of business-critical applications;

     . develop and market a broader line of products for programming languages such as C++, Visual Basic, Java, Visual Java++ and Java Beans; and

     . continually support the rapidly changing standards and technologies used in the development of Web-based applications as well as off-the-shelf products.

     We face intense competition for each of our products, generally from both Windows and UNIX vendors. Because individual product sales often lead to a broader customer relationship, each of our products must be able to successfully compete with numerous competitors' offerings. Many of our competitors or potential competitors are much larger than us and may have significantly more resources and more experience. Moreover, many of our strategic partners compete with each other and this may adversely impact our relationship with an individual partner or a number of partners.

The recent formation of catapulse, a new Internet company, by our founders could divert the attention of our management away from our business and affairs and create potential conflicts of interest.

     On December 3, 1999, we closed a $50,000,000 investment in the Series A Preferred Stock of catapulse, founded by Paul Levy and Mike Devlin. As of
March 31, 2000, after taking into account additional investments by third parties in catapulse, our Series A Preferred Stock represented approximately 40% of the voting power of the outstanding capital stock of this entity. Paul Levy serves as its Chief Executive Officer and Mike Devlin serves as the Vice-Chairman of the board of directors. catapulse's board of directors is made up of five directors. Rational has the right to designate two of the members of its board of directors. As of the date hereof, four of its board of directors also serve on our board of directors. Paul Levy and Mike Devlin will continue in their roles as our Chairman of the Board and Chief Executive Officer, respectively. catapulse is a business-to-business application service provider that will focus on developing a portal to meet the needs of the global community of software professionals. catapulse also intends to develop an electronic marketplace for products and services relating to software development and intends to develop and deploy a hosted development service for Internet software development. Rational and catapulse intend to enter into a strategic business relationship on terms negotiated at arms-length. This strategic relationship could give rise to conflicts of interest involving the two companies and the founders in the future. In addition, catapulse could divert the attention of Paul Levy and Mike Devlin away from the business and affairs of Rational.

If we are unable to manage our growth, our business will suffer.

     We have experienced rapid growth in recent years. This growth has placed a significant strain on our financial, operational, management, marketing and sales systems and resources. If we are unable to effectively manage growth, our business, competitive position, results of operations and financial condition could suffer.

     To achieve and manage continued growth, we must continue to expand and upgrade our information-technology infrastructure and its scalability, including improvements to various operations, financial, and management information systems, and expand, train and manage our workforce. We may not be successful in implementing these initiatives effectively and in a timely fashion.

Our international operations expose us to greater management, collections, currency, intellectual property, regulatory and other risks.

     International sales accounted for approximately 41% of our revenues in fiscal 2000, 40% in 1999, and 34% in 1998. We expect that international sales will continue to account for a significant portion of our revenues in future periods. Our business would be harmed if our international operations experienced a material downturn. In addition, international sales are subject to inherent risks, including:

     .  unexpected changes in regulatory requirements and tariffs;

     .  unexpected changes in global economic conditions;

     .  difficulties in staffing and managing foreign operations;

     .  longer payment cycles;

     .  greater difficulty in accounts receivable collection;

     .  potentially adverse tax consequences;

     .  price controls or other restrictions on foreign currency;

     .  difficulties in obtaining export and import licenses;

     .  costs of localizing products for some markets;

     .  lack of acceptance of localized products in international markets; and

     .  the effects of high local wage scales and other expenses.

     Our international sales are generally transacted through our international sales subsidiaries. The revenues generated by these subsidiaries, as well as their local expenses, are generally denominated in local currencies. Accordingly, the functional currency of each international sales subsidiary is the local currency. We have engaged in limited hedging activities to protect us against losses arising from remeasuring assets and liabilities denominated in currencies other than the functional currency of the related subsidiary. We are also exposed to foreign exchange rate fluctuations as the financial results of international subsidiaries are translated into U.S. dollars in consolidation.
As exchange rates vary, these results, when translated, may vary from expectations and adversely impact our overall expected profitability. We currently do not hedge against this exposure. Fluctuations in foreign currencies could harm our financial condition and operating results.

We are subject to risks associated with the European monetary conversion.

     In January 1999, the new "Euro" currency was introduced in certain European countries that are part of the European Monetary Union, or EMU. During 2002, all EMU countries are expected to begin operating with the Euro as their single currency. A significant amount of uncertainty exists as to the effect the Euro will have on the marketplace generally and, additionally, all of the final rules and regulations have not yet been defined and finalized by the European Commission with regard to the Euro currency. We are currently assessing the effect the introduction of the Euro will have on internal accounting systems and the sales of products. We are not aware of any material operational issues or costs associated with preparing internal systems for the Euro. However, we do utilize third-party vendor equipment and software products that may or may not be EMU-compliant. The failure of any critical components to operate properly after introduction of the Euro may harm our business or results of operations or require additional costs to remedy these problems.

If we lose key personnel or cannot hire enough qualified personnel, our ability to manage our business, develop new products and increase our revenues will suffer.

     We believe that the hiring and retaining of qualified individuals at all levels in our organization will be essential to our ability to sustain and manage growth successfully. Competition for highly qualified technical personnel is intense and we may not be successful in attracting and retaining the necessary personnel, which may limit the rate at which we can develop products and generate sales. We will be particularly dependent on the efforts and abilities of our senior management personnel. The departure of any of our senior management members or other key personnel could harm our business. Merger activities can be accompanied or followed by the departure of key personnel, which can compound the difficulty of integrating the operations of the parties to the business combination.

If we fail to maintain and expand our distribution channels, our business will suffer.

     We currently distribute our products primarily through field sales personnel teamed with highly trained technical support personnel as well as through our telesales organizations, our Web site and indirectly through channels such as value-added resellers and distributors. Our ability to achieve revenue growth in the future will depend in large part on our success in expanding our direct sales force and in maintaining a high level of technical consulting, training and customer support.

We depend on strategic relationships and business alliances for continued growth of our business.

     Our development, marketing and distribution strategies rely increasingly on our ability to form long-term strategic relationships with major software and hardware vendors, many of whom are substantially larger than us. These business relationships often consist of cooperative marketing programs, joint customer seminars, lead referrals or joint development projects. Although certain aspects of some of these relationships are contractual in nature, many important aspects of these relationships depend on the continued cooperation of each party with us. Merger activity, such as the acquisition of ObjecTime Ltd., may disrupt these relationships or activities, and some companies may reassess the value of their relationship with us as a result of this merger activity. Divergence in strategy or change in focus by or competitive product offerings by, any of these companies may interfere with our ability to develop, market, sell, or support our products, which in turn could harm our business. In addition, one or more of these companies may use the information they gain from their relationship with us to develop or market competing products.

Our products could contain software defects that could reduce our revenues and make it more difficult for us to achieve market acceptance of our products.

     Software products as complex as those sold by us often contain undetected errors, or "bugs," or performance problems. These defects are most frequently found during the period immediately following the introduction of new products or enhancements to existing products. Despite extensive product testing prior to introduction, our products have in the past contained software errors that contained software errors that were discovered after commercial introduction. Errors or performance problems may also be discovered in the future. Any future software defects discovered after shipment of our products could result in loss of revenues or delays in market acceptance, which could harm our business. Further, because we rely on our own products in connection with the development of our software, these errors may make it more difficult to sell our products in the future.

It we fail to adequately protect our intellectual property rights, competitors may use our technology and trademarks, which could weaken our competitive position, reduce our revenues and increase our costs.

     We rely on a combination of copyright, trademark, patent, and trade-secret laws, employee and third-party nondisclosure agreements and other arrangements to protect our proprietary rights. Despite these precautions, it may be possible for unauthorized third parties to copy our products or obtain and use information that we regard as proprietary to create products that compete against ours. In addition, some license provisions protecting against unauthorized use, copying, transfer, and disclosure of our licensed programs may be unenforceable under the laws of certain jurisdictions and foreign countries.

     In addition, the laws of some countries do not protect proprietary rights to the same extent as do the laws of the United States. To the extent that we increase our international activities, our exposure to unauthorized copying and use of our products and proprietary information will increase.

     The scope of United States patent protection in the software industry is not well-defined and will evolve as the United States Patent and Trademark Office grants additional patents. Because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed that would relate to our products.

We rely on software licensed from third parties that is used in our products.

     We also rely on some software that we license from third parties, including software that is integrated with internally developed software and used in our products to perform key functions. These third-party software licenses may not be available to us on commercially reasonable terms or at all. Further, the software may not be appropriately supported, maintained or enhanced by the licensors. The loss of licenses to or the inability to support, maintain and enhance any of this software could result in increased costs or in delays or reductions in our product shipments until equivalent software could be developed, identified, licensed and integrated.

Third parties could assert that our software products and services infringe their intellectual property rights, which could expose us to increased costs and litigation.

     We expect that we will be increasingly subject to infringement claims as the number of products and competitors grows and the functionality of products in different industry segments overlaps. Third parties may assert infringement claims against us in the future and their claims may or may not be successful. We could incur substantial costs in defending ourselves and our customers against their claims. Parties making their claims may be able to obtain injunctive or other equitable relief that could effectively block our ability to sell our products in the United States and abroad and could result in an award of substantial damages against us. In the event of a claim of infringement, we may be required to obtain one or more licenses from third parties. We cannot be sure that we can obtain necessary licenses from third parties at a reasonable cost or at all. Defense of any lawsuit or failure to obtain any required license could delay shipment of our products and increase our costs.

Year 2000 issues could negatively affect our business.

     Although to date we have not experienced any material problems attributable to the year 2000 problem with respect to our software products and internal systems, it is possible that our current products could contain undetected errors or defects associated with year 2000 date functions that may result in material costs or liabilities to us in the future. Moreover, our software directly and indirectly interacts with a large number of third party hardware and software systems, each of which may contain or introduce undetected errors or defects. We are unable to predict to what extent our business may be affected if our software or the systems that operate in conjunction with our software experience a material year 2000 related failure. Any year 2000 defect in our products or the software and hardware systems with which our products operate, as well as any year 2000 errors caused by older non-current products that were not upgraded by our customers, could expose us to litigation that could require us to incur significant costs in defending the litigation or expose us to the risk of significant damages. The risks of this litigation may be particularly acute due to the mission-critical applications for which our products are used.

Promotional product versions may adversely impact our actual product sales.

     Our marketing strategy relies in part on making elements of our technology available for no charge or at a very low price, either directly or by incorporating these elements into products offered by third parties, such as Microsoft, with whom we have strategic alliances. This strategy is designed to expose our products to a broader customer base than our historical customer base and to encourage potential customers to purchase an upgrade or other higher-priced product from us. We may not be able to introduce enhancements to our full-price products or versions of our products with intermediate functionality at a rate necessary to adequately differentiate them from the promotional versions, particularly in cases where our partners are distributing versions of our products with other desirable features, which could reduce sales of our products.

If we cannot successfully integrate our past and future acquisitions and achieve intended financial or strategic benefits, our revenues may decline and our expenses may increase.

     We have acquired a number of businesses, technologies and products, most recently in January 2000. If we fail to achieve the intended financial or strategic benefits of past and future acquisitions, our operating results will suffer. Acquisitions entail numerous risks, including:

     .  difficulty with the assimilation of acquired operations and products;

     .  failure to achieve targeted synergies;

     .  inability to retain key employees of the acquired companies;

     .  loss of key business relationships of the acquired company; and

     .  diversion of the attention of our management team.

     In addition, if we undertake future acquisitions, we may issue dilutive securities, assume or incur additional debt obligations, incur large one-time expenses or acquire intangible assets that would result in significant future amortization expense. Any of these events could harm our business.

Substantial leverage and debt service obligations may adversely affect our cash flow.

     We will have substantial amounts of outstanding indebtedness, primarily the notes, upon the completion of this offering. As a result of this indebtedness, our principal and interest payment obligations will increase substantially. There is the possibility that we may be unable to generate cash sufficient to pay the principal of, interest on and other amounts due in respect of our indebtedness when due. We may also add additional equipment loans and lease lines to finance capital expenditures and may obtain additional long term debt, working capital lines of credit and lease lines.

     Our substantial leverage could have significant negative consequences, including:

     . increasing our vulnerability to general adverse economic and industry conditions;

     .  limiting our ability to obtain additional financing;

     . requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures;

     . limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

     . placing us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have better access to capital resources.

The notes will rank below our existing and future senior debt, and we may be unable to repay our obligations under the notes.

     The notes will be unsecured and subordinated in right of payment to all of our existing and future senior debt. Because the notes are subordinate to our senior debt, if we experience:

     .  a bankruptcy, liquidation or reorganization;

     . an acceleration of the notes due to an event of default under the indenture; or

     .  other specified events;

we will be permitted to make payments on the notes only after we have satisfied all of our senior debt obligations. Therefore, we may not have sufficient assets remaining to pay amounts due on any or all of the notes. In addition, the notes effectively will be subordinate to all liabilities, including trade payables, of our subsidiaries and any subsidiaries that we may in the future acquire or establish. Consequently, our right to receive assets of any subsidiaries upon their liquidation or reorganization, and the rights of the holders of the notes to share in those assets, would be subordinate to the claims of the subsidiaries' creditors.

     The notes will be our obligations exclusively. The indenture for the notes does not limit our ability, or that of any of our presently existing or future subsidiaries, to incur senior debt, other indebtedness and other liabilities.
We may have difficulty paying what we owe under the notes if we, or any of our subsidiaries, incur additional indebtedness or other liabilities. As of March 31, 2000, we had approximately $151 million of senior debt outstanding, and our subsidiaries had approximately $66 million of outstanding indebtedness and other liabilities (excluding intercompany liabilities). From time to time we and our subsidiaries may incur additional indebtedness, including senior debt, which could adversely affect our ability to pay our obligations under the notes.

We may be unable to repay or repurchase the notes.

     At maturity, the entire outstanding principal amount of the notes will become due and payable. In addition, if we experience a change in control, as defined in "Description of the Notes--Repurchase at Option of Holders Upon a Change in Control", each holder of the notes may require us to repurchase all or a portion of that holder's notes. At maturity or if a change in control occurs, we may not have sufficient funds or may be unable to arrange for additional financing to pay the principal amount or repurchase price due. Under the terms of the indenture for the notes, we may elect, if we meet certain conditions, to pay the repurchase price with shares of common stock. Any future borrowing arrangements or agreements relating to senior debt to which we become a party may contain restrictions on, or prohibitions against, our repayments or repurchases of the notes. If the maturity date or change in control occurs at a time when our other arrangements prohibit us from repaying or repurchasing the notes, we could try to obtain the consent of the lenders under those arrangements, or we could attempt to refinance the borrowings that contain the restrictions. If we do not obtain the necessary consents or refinance these borrowings, we will be unable to repay or repurchase the notes. In that case, our failure to repurchase any tendered notes or repay the notes due upon maturity would constitute an event of default under the indenture. Any such default, in turn, may cause a default under the terms of our senior debt. As a result, in those circumstances, the subordination provisions of the indenture would, absent a waiver, prohibit any repayment or repurchase of the notes until we pay the senior debt in full.

The price of our common stock and therefore the price of our notes may fluctuate significantly, which may result in losses for investors.

     The market price for our common stock may be volatile. We expect our stock price to be subject to fluctuations as a result of a variety of factors, including factors beyond our control. These include:

     .  actual or anticipated variations in our quarterly operating results;

     . announcements of technological innovations or new products or services by us or our competitors;

     .  announcements relating to strategic relationships or acquisitions;

     .  changes in earnings estimates by securities' analysts;

     .  statements by securities' analysts regarding our announced acquisitions;

     .  conditions or trends in the software industry; and

     . changes in the economic performance and/or market valuations of other software and high-technology companies.

     Because of the volatility, we may fail to meet the expectations of our stockholders or of securities analysts at some time in the future, and our stock price, and therefore the price of our notes, could decline as a result.

There may be no public market for the notes, and there may be restrictions on resale of the notes.

     Prior to this offering, there has been no trading market for the notes. Although the Initial Purchasers have advised us that they currently intend to make a market in the notes, they are not obligated to do so and may discontinue their market-making activities at any time without notice. Consequently, we cannot ensure that any market for the notes will develop, or if one does develop, that it will continue for any period of time. If an active market for the notes fails to develop or continue, this failure could harm the trading price of the notes. We do not intend to apply for listing of the notes on any securities exchange or any automated quotation system.

     We have not registered the notes and the common stock issuable upon conversion of the notes under the Securities Act. They are not transferable except upon satisfaction of the conditions described under "Notice to Investors". Although we have agreed to use our reasonable efforts to have the SEC declare effective a shelf registration statement covering the notes and the common issuable upon conversion of the notes within 180 days after we issue the notes, we may not be able to have the registration statement declared effective within that time period, or at all.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale by any selling securityholder of the notes or the underlying common stock.

                       Ratio Of Earnings To Fixed Charges

     The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                                         Fiscal Year Ended
                                             ---------------------------------------------------------------------------
                                              March 31,        March 31,       March 31,       March 31,       March 31,
                                               1996             1997            1998            1999            2000
                                             ----------       ----------       ---------       ---------      ----------
Ratio of earnings to fixed charges.....         N/A              N/A             N/A            26.0x           29.05x

     These computations include us and our consolidated subsidiaries. For these ratios, "earnings" represents income before taxes plus fixed charges (excluding capitalized interest net of amortization). "Fixed charges" consists of:

     . interest expense plus the portion of rent expense under operating leases deemed by us to be representative of the interest factor, and

     .  amortization of debt issuance costs.

     Rational would have had to generate additional earnings of $.7, $42.8, and $28.8 million for the years ended March 31, 1996, 1997 and 1998, respectively to achieve a ratio of 1:1.

                              DESCRIPTION OF NOTES

     The notes were issued under an indenture dated as of January 27, 2000, between Rational and State Street Bank and Trust Company of California, N.A., as trustee. A copy of the indenture and the registration rights agreement have been filed as an exhibit to this registration statement.

     The following description is a summary of the material provisions of the notes and the indenture. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference.

     As used in this "Description of Notes" section, references to "Rational," "we," "our" or "us" refer solely to Rational Software Corporation and not its subsidiaries.

General

     We issued $500,000,000 of notes in a private placement in January 2000.
The notes are general unsecured obligations of Rational. Our payment obligations under the notes are subordinated to our senior indebtedness as described under "--Subordination of Notes." The notes are convertible into common stock as described under "--Conversion of Notes." The notes were issued in denominations of $1,000 and multiples of $1,000. The notes will mature on February 1, 2007 unless earlier converted, redeemed at our option or redeemed at your option upon a change of control.

     We are not subject to any financial covenants under the indenture. In addition, we are not restricted under the indenture from paying dividends, incurring debt, including senior indebtedness, or issuing or repurchasing our securities.

     The interest rate on the notes is 5% per year. We will pay interest on February 1 and August 1 of each year, beginning August 1, 2000 to record holders at the close of business on the preceding January 15 and July 15, as the case may be, except:

     . interest payable upon redemption will be paid to the person to whom principal is payable, unless the redemption date is an interest payment date; and

     .  as set forth in the next sentence.

     In case you convert your note into common stock during the period after any record date but prior to the next interest payment date either:

     . we will not be required to pay interest on the interest payment date if the note has been called for redemption on a redemption date that occurs during this period; or

     . we will not be required to pay interest on the interest payment date if the note is to be redeemed in connection with a fundamental change on a repurchase date that occurs during this period; or

     . if otherwise, any note not called for redemption that is submitted for conversion during this period must also be accompanied by an amount equal to the interest due on the interest payment date on the converted principal amount, unless at the time of conversion there is a default in the payment of interest on the notes. See "--Conversion of Notes."

     We will maintain an office in the Borough of Manhattan, the City of New York for the payment of interest, which shall initially be an office or agency of the trustee.

     We may pay interest either:

     . by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds; or

     .  by transfer to an account maintained by you in the United States.

     However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

Conversion of Notes

     You may convert your note, in whole or in part, into common stock through the final maturity date of the notes, subject to prior redemption of the notes. If we call notes for redemption, you may convert the notes until the close of business on the redemption date unless we fail to pay the redemption price. If you have submitted your notes for redemption upon a change of control, you may convert your notes only if you withdraw your conversion election. You may convert your notes in part so long as this part is $1,000 principal amount or an integral multiple of $1,000. If any notes not called for redemption are converted after a record date for any interest payment date and prior to the next interest payment date, the notes must be accompanied by an amount equal to the interest payable on the interest payment date on the converted principal amount unless a default exists at the time of conversion.

     The initial conversion price for the notes is $71.44 per share of common stock, subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash equal to the market price of the common stock at the close of business on the conversion date. Except as described below, you will not receive any accrued interest or dividends upon conversion.

     To convert your note into common stock you must:

     . complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

     .  surrender the note to the conversion agent;

     .  if required, furnish appropriate endorsements and transfer documents;

     .  if required, pay all transfer or similar taxes; and

     . if required, pay funds equal to interest payable on the next interest payment date.

The date you comply with these requirements is the conversion date under the indenture.

     We will adjust the conversion price if the following events occur:

     (1) we issue common stock as a dividend or distribution on our common stock;

     (2) we issue to all holders of common stock certain rights, options or warrants to purchase our common stock at less than the then current market price of such common stock (determined as provided in the indenture) as of the record date for shareholders entitled to receive such rights, options or warrants;

     (3)  we subdivide, combine or reclassify our common stock;

     (4) we distribute to all common stock holders capital stock of evidences of indebtedness, shares of capital stock, stock, cash or assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to above, dividends and distributions paid exclusively in cash and distributions upon mergers or consolidations discussed below);

     (5) we distribute cash (excluding any cash portion of the distributions referred to in the immediately preceding clause, or we distribute cash upon a merger of consolidation which the next succeeding paragraph applies) to all holders of our common stock in an aggregate amount that, combined together with (1) other such all-cash distributions made within the preceding 365-day market period in respect of which no adjustment has been made and (2) any cash and the fair market value of other consideration payable in connection with any tender offer by us or any of our subsidiaries for our common stock concluded within the preceding 365-day period in respect of which no adjustment has been made, exceeds 10% of our market capitalization (being the product of the current market price per share of the common stock on the record date for such distribution and the number of shares of common stock then outstanding), and

     (6) we or one of our subsidiaries successfully competes a tender offer for our common stock which involves an aggregate consideration that, together with (1) any cash and other consideration payable in a tender offer by us or any of our subsidiaries for our common stock expiring within the 365-day period preceding the expiration of such tender offer in respect of which no adjustment has been made and (2) the aggregate amount of any such all-cash distributions referred to in the immediately preceding clause above to all holders of our common stock within the 365-day period preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of our market capitalization of the expiration of such tender offer.

     (7) we reserve the right to effect such increases in the conversion rate in addition to those required by the foregoing provisions as we consider to be advisable in order that any event treated for United States federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. We will not be required to make any adjustment to the conversion rate until the cumulative adjustments amount to 1.0% or more of the conversion rate. We will compute all adjustments to the conversion rate and will give notice by mail to holders of the registered notes of any adjustments.

     (8) in case of any consolidation or merger of Rational with or into another entity or any merger of another entity into Rational (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of our common stock), or in case of any sale or transfer of all or substantially all of our assets, each note then outstanding will become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of common stock into which the notes were convertible immediately prior to the consolidation or merger or sale or transfer.

     (9) we may increase the conversion rate for any period of at least 20 days, upon at least 15 days notice, if our Board of Directors determines that the increase would be in our best interest. The Board of Directors' determination in this regard will be conclusive. We will give holders of notes at least 15 days' notice of such an increase in the conversion rate. Any increase, however, will not be taken into account for purposes of determining whether the closing price of our common stock exceeds the conversion price by 105% in connection with an event which otherwise would be a Change In Control as defined below.

     (10) if at any time we make a distribution of property to our stockholders that would be taxable to such stockholders as a dividend for United States federal income tax purposes, such as distributions of evidences of indebtedness or assets of Rational, but generally not stock dividends on common stock or rights to subscribe for common stock, and, pursuant to the anti-dilution provisions of the Indenture, the number of shares into which notes are convertible is increased, that increase may be deemed for United States federal income tax purposes to be the payment of a taxable dividend to holders of notes. See "Certain United States Federal Income Tax Consequences."

Optional Redemption by Rational

     The notes are not entitled to any sinking fund. At any time on or after February 5, 2003, we may redeem the notes in whole or in part at the following prices expressed as a percentage of the principal amount:

Period                                                                                     Redemption Price
------                                                                                     ----------------
Beginning on February 5, 2003 and ending on January 31, 2004............................      102.857%
Beginning on February 1, 2004 and ending on January 31, 2005............................      102.143%
Beginning on February 1, 2005 and ending on January 31, 2006............................      101.429%
Beginning on February 1, 2006 and ending on January 31, 2007............................      100.714%

and 100% at February 1, 2007. In each case, we will pay interest to, but excluding, the redemption date. If the redemption date is an interest payment date, interest shall be paid to the record holder on the relevant record date. We are required to give notice of redemption by mail to holders not more than 60 but not less than 30 days prior to the redemption date.

     If less than all of the outstanding notes are to be redeemed, the trustee shall select the notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion shall be deemed to be of the portion selected for redemption.

Repurchase at Option of Holders Upon a Change in Control

     If a Change in Control as defined below occurs, you will have the right, at your option, to require us to repurchase all of your notes not previously called for redemption, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000. The price we are required to pay is 100% of the principal amount of the notes to be repurchased, together with interest accrued to, but excluding, the repurchase date.

     At our option, instead of paying the repurchase price in cash, we may pay the repurchase price in our common stock valued at 95% of the average of the closing prices of the our common stock for the five trading days immediately preceding and including the third day prior to the repurchase date. We may only pay the repurchase price in our common stock if we satisfy conditions provided in the indenture.

     Within 30 days after the occurrence of a Change in Control, we are obligated to give to you notice of the Change in Control and of the repurchase right arising as a result of the Change of Control. We must also deliver a copy of this notice to the Trustee. To exercise the repurchase right, you must deliver on or before the 30th day after the date of our notice irrevocable written notice to the Trustee of your exercise of your repurchase right, together with the notes with respect to which the right is being exercised. We are required to repurchase the notes on the date that is 45 days after the date of our notice.

     A Change in Control will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

(1)  any person, including any syndicate or group deemed to be a "person" under
     Section 13(d)(3) of the Exchange Act, acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling the person to exercise 50% or more of the total voting power of all shares of our capital stock that is entitled to vote generally in elections of directors, other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans; or


(2) we merge or consolidate with or into any other person, any merger of another person into us, or we convey, sell, transfer or lease all or substantially all of our assets to another Person, other than (a) any such transaction (i) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock and
     (ii) pursuant to which the holders of our common stock immediately prior to such transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after such transaction and (b) any merger which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our common stock into solely shares of common stock.

     However, a Change in Control will not be deemed to have occurred if either
(A) the closing price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the Change in Control or the public announcement of the Change in Control, in the case of a Change in Control relating to an acquisition of capital stock, or the period of 10 consecutive trading days ending immediately before the Change in Control, in the case of Change in Control relating to a merger, consolidation or asset sale, equals or exceeds 105% of the conversion price of the notes in effect on each of those trading days, or (B) all of the consideration (excluding cash payments for fractional shares and cash payments made pursuant to dissenters' appraisal rights) in a merger or consolidation otherwise constituting a Change of Control under clause (1) and/or clause (2) above consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market (or will be so traded or quoted immediately following such merger or consolidation) and as a result of such merger or consolidation the notes become convertible into such common stock.

     For purposes of these provisions:

     .  the conversion price is equal to $1,000 divided by the conversion rate;

     . whether a person is a "beneficial owner" will be determined in accordance with Rule 13d-3 under the Exchange Act; and

     . "person" includes any syndicate or group that would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

     Rule 13e-4 under the Exchange Act requires the dissemination of prescribed information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to you. We will comply with this rule to the extent it applies at that time.

     We may, to the extent permitted by applicable law, at any time purchase notes in the open market, by tender at any price or by private agreement. Any note that we purchase may, to the extent permitted by applicable law and subject to restrictions contained in the purchase agreement with the Initial Purchasers, be re-issued or resold or may, at our option, be surrendered to the Trustee for cancellation. Any notes surrendered for cancellation may not be re-issued or resold and will be canceled promptly.

     The definition of Change in Control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, your ability to require us to repurchase your notes as a result of conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

     The foregoing provisions would not necessarily provide you with protection if we are involved in a highly leveraged or other transaction that may adversely affect you.

     Our ability to repurchase notes upon the occurrence of a Change in Control is subject to important limitations. Some of the events constituting a Change in Control could result in an event of default under our Senior Debt. Moreover, a Change in Control could cause an event of default under, or be prohibited or limited by, the terms of our Senior Debt. As a result, unless we were to obtain a waiver, a repurchase of the notes in cash could be prohibited under the subordination provisions of the Indenture until the Senior Debt is paid in full. Although we have the right to repurchase the notes with our common stock, subject to certain conditions, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price in cash for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. If we were to fail to repurchase the notes when required following a

Change in Control, an Event of Default under the Indenture would occur, whether or not such repurchase is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under our Senior Debt. See "--Subordination of Notes".

Subordination of Notes

     The notes are subordinated and, as a result, the payment of the principal, any premium and interest (including Liquidated Damages) on the notes, including amounts payable on any redemption or repurchase, will be subordinated to the prior payment in full, in cash or other payment satisfactory to holders of Senior Debt, of all of our Senior Debt. The notes are also effectively subordinated to any debt or other liabilities of our subsidiaries. On March 31, 2000 we had approximately $151 million of Senior Debt and our subsidiaries had approximately $66 million of liabilities (excluding intercompany liabilities).

     "Senior Debt" is defined in the Indenture to mean: the principal of (and premium, if any) and interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) on, and all fees and other amounts payable in connection with, the following, whether absolute or contingent, secured or unsecured, due or to become due, outstanding on the date of the Indenture or thereafter created, incurred or assumed:

     . our indebtedness evidenced by a credit or loan agreement, note, bond, debenture or other written obligation,

     .  all of our obligations for money borrowed,

     . all of our obligations evidenced by a note or similar instrument given in connection with the acquisition of any businesses, properties or assets of any kind,

     . our obligations (1) as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles or (2) as lessee under other leases for facilities, capital equipment or related assets, whether or not capitalized, entered into or leased for financing purposes,

     . all of our obligations under interest rate and currency swaps, caps, floors, collars, hedge agreements, forward contracts or similar agreements or arrangements,

     . all of our obligations with respect to letters of credit, bankers' acceptances and similar facilities (including reimbursement obligations with respect to the foregoing),

     . all of our obligations issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable and accrued liabilities arising in the ordinary course of business),

     . all obligations of the type referred to in the above clauses of another person and all dividends of another person, the payment of which, in either case, we have assumed or guaranteed, or for which we are responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise, or which are secured by a lien on our property, and

     . renewals, extensions, modifications, replacements, restatements and refundings of, or any indebtedness or obligation issued in exchange for, any such indebtedness or obligation described in the above clauses of this definition.

     Senior Debt will not include the notes or any other indebtedness or obligation if its terms or the terms of the instrument under which or pursuant to which it is issued expressly provide that it is not superior in right of payment to the notes.

     We may not make any payment on account of principal, premium or interest (including Liquidation Damages, if any) on the notes, or redemption or repurchase of the notes, if either of the following occurs:

     . we default in our obligations to pay principal, premium, interest or other amounts on our Senior Debt, including a default under any redemption or repurchase obligation, and the default continues beyond any grace period that we may have to make those payments; or

     . any other default occurs and is continuing on any Designated Senior Debt and (1) the default permits the holders of the Designated Senior Debt to accelerate its maturity and (2) the Trustee has received a notice (a "Payment Blockage Notice") of the default from Rational, the holder of such debt or such other person permitted to give such notice under the Indenture.

     If payments of the notes have been blocked by a payment default on Senior Debt, payments on the notes may resume when the payment default has been cured or waived or ceases to exist. If payments on the notes have been blocked by a nonpayment default, payments on the notes may resume on the earlier of (1) the date the nonpayment default is cured or waived or ceases to exist or (2) 179 days after the Payment Blockage Notice is received.

     No nonpayment default that existed on the day a Payment Blockage Notice was delivered to the Trustee can be used as the basis for any subsequent Payment Blockage Notice. In addition, once a holder of Designated Senior Debt has blocked payment on the notes by giving a Payment Blockage Notice, no new period of payment blockage can be commenced pursuant to a subsequent Payment Blockage Notice until both of the following are satisfied:

     . 365 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice; and

     . all scheduled payments of principal, any premium and interest with respect to the notes that have come due have been paid in full in cash.

     "Designated Senior Debt" means our obligations under any particular Senior Debt in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which we are a party) expressly provides that such indebtedness shall be "Designated Senior Debt" for purposes of the Indenture. The instrument, agreement or other document evidencing any Designated Senior Debt may place limitations and conditions on the right of such Senior Debt to exercise the rights of Designated Senior Debt.

     In addition, upon any acceleration of the principal due on the notes as a result of an Event of Default or payment or distribution of our assets to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, marshaling of assets, assignment for the benefit of creditors, or in bankruptcy, insolvency, receivership or other similar proceedings, all principal, premium, if any, interest and other amounts due on all Senior Debt must be paid in full before you are entitled to receive any payment. By reason of such subordination, in the event of insolvency, our creditors who are holders of Senior Debt are likely to recover more, ratably, than the you are, and you will likely to experience a reduction or elimination of payments on the notes.

     In addition, the notes will be "structurally subordinated" to all indebtedness and other liabilities, including trade payables and lease obligations, of our subsidiaries. This occurs because any right of Rational to receive any assets of our subsidiaries upon their liquidation or reorganization, and the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, except to the extent that Rational itself is recognized as a creditor of such subsidiary, in which case the claims of Rational would still be subordinate to any security interest in the assets of the subsidiary and any indebtedness of the subsidiary senior to that held by Rational.

     The Indenture does not limit our ability to incur Senior Debt or our ability or the ability of our subsidiaries to incur any other indebtedness.

Certain Definitions

Mergers and Sales of Assets by the Company

     We may not consolidate with or merge into any other person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any person, and we may not permit any person to consolidate with or merge into us or convey, transfer, sell or lease such person's properties and assets substantially as an entirety to us unless:

     . the person formed by such consolidation or into or with which we are merged or the person to which our properties and assets are so conveyed, transferred, sold or leased, shall be a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any State within the United States or the District of Columbia and, if we are not the surviving person, the surviving person assumes the payment of the principal of, premium, if any, and interest on the notes and the performance of our other covenants under the Indenture, and

     . immediately after giving effect to the transaction, no Event of Default, and no event that, after notice or lapse of time or both, would become an Event of Default, will have occurred and be continuing.

Events of Default; Notice and Waiver

     The following will be events of default under the indenture:

     . we fail to pay principal of or premium, if any, on any note when due, whether or not prohibited by the subordination provisions of the indenture;

     . we fail to pay any interest, including any liquidated damages, on any note when due, which failure continues for 30 days, whether or not prohibited by the subordination provisions of the indenture;

     . we fail to provide notice of a Change in Control, whether or not such notice is prohibited by the subordination provisions of the indenture;

     . we fail to perform any other covenant in the denture, which failure continues for 60 days after written notice as provided in the indenture;

     . any indebtedness under any bonds, debentures, notes or other evidences of indebtedness for money borrowed (or any guarantee thereof) by us or any of our significant subsidiaries in an aggregate principal amount in excess of $10,000,000 is not paid when due either at its stated maturity or upon acceleration thereof, and such indebtedness is not discharged, or such acceleration is not rescinded or annulled, within a period of 30 days after notice as provided in the indenture; and

     . certain events of bankruptcy, insolvency or reorganization involving us or any of our significant subsidiaries.

     Subject to the provisions of the indenture relating to the duties of their trustee in case an event of default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any holder, unless the holder shall have offered reasonable indemnity to the trustee. Subject to providing indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

     If an event of default other than an event of default arising from events of insolvency, bankruptcy or reorganization with respect to Rational occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may, subject to the subordination provisions of the Indenture, accelerate the maturity of all notes. However, after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes may, under certain circumstances, rescind and annul the acceleration if all vents of default, other than the non-payment of principal of the notes which have become due solely by such declaration of acceleration, have been cured or waived as provided in the indenture. If an event of default arising from events of insolvency, bankruptcy or reorganization with respect to Rational occurs, then the principal of, and accrued interest on, all the notes will automatically become immediately due and payable without any declaration or other act on. the part of the holders of the notes or the trustee. For information as to waiver of defaults, see "- Modification of the Indenture."

     You will not have any right to institute any proceeding with respect to the indenture, or for any remedy under the indenture, unless you give the trustee written notice of a continuing Event of Default and the holders of at least 25% in aggregate principal amount of the outstanding notes have made written request, and offered reasonable indemnity, to the trustee to institute proceedings, and the trustee has not received from the holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with the written request and shall have failed to institute such proceeding within 60 days. However, these limitations do not apply to a suit instituted by you for the enforcement of payment of the principal of, premium, if any, or interest, including liquidated damages, on your note on or after the respective due dates expressed in your note or your right to convert your note in accordance with the indenture.

     We will be required to furnish to the trustee annually a statement as to our performance of certain of our obligations under the Indenture and as to any default in such performance.

Modification of the Indenture

     The indenture contains provision for convening meetings of the holders of notes to consider matters affecting their interests.

     Certain limited modifications of the Indenture may be made without the necessity of obtaining the consent of the holders of the notes. Other modifications and amendments of the Indenture may be made, and certain past defaults by us may be waived, either (i) with the written consent of the holders of not less than a majority in aggregate principal amount of the notes at the time outstanding or (ii) by the adoption of a resolution, at a meeting of holders of the notes at which a quorum is present, by the holders of at least 66%% in aggregate principal amount of the notes represented at such meeting. The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the notes at the time outstanding and, at any reconvened meeting adjourned for lack of a quorum, 25% of such aggregate principal amount.

     However, a modification or amendment requires the consent of the holder of each outstanding note affected if it would:

     .  change the stated maturity of the principal or interest of a note;

     .  reduce the principal amount of, or any premium or interest on, any note;

     .  reduce the amount payable upon a redemption or mandatory repurchase;

     . modify the provisions with respect to the repurchase rights of holders of notes in a manner adverse to the holders;

     .  change the place or currency of payment on a note;

     . impair the right to institute suit for the enforcement of any payment on any note;

     .  modify our obligation to maintain an office or agency in New York City;

     . modify the subordination provisions in a manner that is adverse to the holders of the notes;

     .  adversely affect the right to convert the notes;

     . modify our obligation to deliver information required under Rule 144A to permit resales of the notes and common stock issued upon conversion of the notes if we cease to be subject to the reporting requirements under the Exchange Act;

     . reduce the above-stated percentage of the principal amount of the holders whose consent is needed to modify or amend the indenture;

     . reduce the percentage of the principal amount of the holders whose consent is needed to waive compliance with certain provisions of the Indenture or to waive certain defaults; or

     . reduce the percentage required for the adoption of a resolution or the quorum required at any meeting of holders of notes at which a resolution is adopted.

     The holders of a majority in aggregate principal amount of the outstanding notes may waive compliance by us with certain restrictive provisions of the indenture by written consent. Holders of a majority of the principal amount of notes attending a meeting may also waive compliance by us with certain restrictive provisions of the Indenture by the adoption of a resolution at the meeting if a quorum of holders are present and certain other conditions are met. The holders of a majority in aggregate principal amount of the outstanding notes also may waive by written consent any past default under the Indenture, except a default in the payment of principal, premium, if any, or interest.

Information Concerning the Trustee

     We have appointed State Street Bank and Trust Company of California, N.A., the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

     The indenture contains certain limitations on the rights of the trustee, as long as it or any of its affiliates remains our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

                          DESCRIPTION OF CAPITAL STOCK

     We are authorized to issue up to 150,000,000 shares of common stock, $0.01 par value.

Common Stock

     As of March 31, 2000, there were 90,242,679 shares of our common stock outstanding that were held of record by approximately 1,047 stockholders.

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Rational stockholders do not have cumulative voting rights in the election of directors, and accordingly, holders of a majority of the shares voting are able to elect all of the directors. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor as well as any distributions to the stockholders.
See "Price Range of Common Stock and Dividend Policy." In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Registration Rights

     Pursuant to an agreement and plan of acquisition and arrangement entered into on December 14, 1999 between Rational and holders of a total of approximately 371,400 shares of our common stock, we are required to file a registration statement under the Securities Act at our expense with respect to such holders' shares, and we are required to use our diligent reasonable efforts to effect such registration.

Anti-Takeover Effects of Provisions of Our Charter and Bylaws

     Our Certificate of Incorporation provides for the Board of Directors to be divided into three classes, with staggered three-year terms. As a result, only one class of directors will be elected at each of our annual meetings of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Stockholders have no cumulative voting rights, and stockholders representing a majority of the shares of common stock outstanding are able to elect all of the directors. Our Bylaws also provide that all stockholder's actions must be effected at a duly called meeting of stockholders and not by a consent in writing; the Bylaws provide that only our President, our Board of Directors and stockholders entitled to cast not less than ten percent of the votes at a meeting may call a special meeting of stockholders.

     The classification of the Board of Directors and lack of cumulative voting will make it more difficult for our existing stockholders to replace the Board of Directors as well as for another party to obtain control of us by replacing the Board of Directors. Since the Board of Directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

     These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or our management. These provisions are intended to enhance the likelihood of continued stability in the composition of the Board of Directors and in the policies furnished by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Section 203 of The Delaware General Corporation Law

     We are subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     In general, Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder, (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder, (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person. See "--Antitakeover Effects of Provisions of Our Charter and Bylaws."

Transfer Agent and Registrar

     The Transfer Agent and Registrar for the common stock is ChaseMellon Shareholder Services, L.L.C. Its address is 50 California Street, 10th Floor, San Francisco, California 94111 and its telephone number is (415) 954-9533.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and common stock into which notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto.
This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change or differing interpretation possibly with retroactive effect. Except as specifically discussed below with regard to Non-U.S. Holders, this summary applies only to beneficial owners that will hold notes and common stock into which notes may be converted as "capital assets," within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (called the "Code"), and who, for U.S. federal income tax purposes, are:

     .  individual citizens or residents of the U.S.,

     . corporations, partnerships or other entities created or organized in or under the laws of the U.S. or of any political subdivision thereof (unless, in the case of a partnership, Treasury Regulations otherwise provide),

     . estates, the incomes of which are subject to U.S. federal income taxation regardless of the source of such income, or

     . trusts subject to the primary supervision of a U.S. court and the control of one or more U.S. persons (called "U.S. Holders").

Persons other than U.S. holders (called "Non-U.S. Holders") are subject to special U.S. federal income tax considerations, some of which are discussed below. This discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, such as banks, holders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, foreign persons or entities, except to the extent specifically set forth below, dealers in securities or currencies, persons that will hold notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes or persons deemed to sell notes or common stock under the constructive sale provisions of the Code. This summary discusses the tax considerations applicable to initial purchasers of the notes who purchase the notes at their "issue price" as defined in Section 1273 of the Code and does not discuss the tax considerations applicable to subsequent purchasers of the notes. Rational has not sought any ruling from the Internal Revenue Service (the "IRS") or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, the IRS is not precluded from successfully adopting a contrary position. This summary does not consider the effect of the federal estate or gift tax laws or the tax laws, except as set forth below with respect to Non-U.S. Holders, of any applicable foreign, state, local or other jurisdiction.

     Investors considering the purchase of notes should consult their own tax advisors with respect to the application of the united states federal income tax laws to their particular situations as well as any tax consequences arising under the federal estate or gift tax rules or under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

U.S. Holders

     Taxation of Interest

     Interest paid on the notes will be included in the income of a U.S. Holder as ordinary income at the time it is treated as received or accrued, in accordance with such holder's regular method of accounting for U.S. federal income tax purposes. Under Treasury Regulations, the possibility of an additional payment under a note may be disregarded for purposes of determining the amount of interest or original issue discount income to be recognized by a holder in respect of such note (or the timing of such recognition) if the likelihood of the payment, as of the date the notes are issued, is remote. Failure of Rational to cause this shelf registration statement to be declared effective may result in the payment of predetermined liquidated damages under Rational's registration rights agreement. In addition, a holder may require Rational to redeem any and all of his notes in the event of a fundamental change. Rational believes that the likelihood of a liquidated damages payment with respect to the notes is remote and does not intend to treat such possibility as affecting the yield to maturity of any note. Similarly, Rational intends to take the position that a "fundamental change" is remote under the Treasury Regulations, and likewise does not intend to treat the possibility of a "fundamental change" as affecting the yield to maturity of any note. In the event either contingency occurs, it would affect the amount and timing of the income that must be recognized by a U.S. Holder of notes. There can be no assurance that the IRS will agree with such positions.

     Sale, Exchange or Redemption of the Notes

     Upon the sale, exchange, other than a conversion, or redemption of a note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between:

     . the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption, except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income, which amount may be received without generating further income, and

     .  such holder's adjusted tax basis in the note.

A U.S. Holder's adjusted tax basis in a note generally will equal the cost of the note to such holder. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the note is more than one year at the time of sale, exchange or redemption. Long-term capital gains recognized by certain noncorporate U.S. Holders, including individuals, will generally be subject to a maximum rate of tax of 20%. The deductibility of capital losses is subject to limitations.

     Conversion of the Notes

     A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a note into common stock except with respect to cash received in lieu of a fractional share of common stock. A U.S. Holder's tax basis in the common stock received on conversion of a note will be the same as such holder's adjusted tax basis in the note at the time of conversion, reduced by any basis allocable to a fractional share interest, and the holding period for the common stock received on conversion will generally include the holding period of the note converted. However, a U.S. Holder's tax basis in shares of common stock considered attributable to accrued interest generally will equal the amount of such accrued interest included in income, and the holding period for such shares shall begin on the date of conversion.

     Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss, measured by the difference between the cash received for the fractional share and the holder's adjusted tax basis in the fractional share.

     Dividends

     Distributions, if any, made on the common stock after a conversion generally will be included in the income of a U.S. Holder as ordinary dividend income to the extent of Rational's current or accumulated earnings and profits. Distributions in excess of Rational's current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. Holder's basis in the common stock and thereafter as capital gain.

     Holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the notes will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, the U.S. Holders of notes will be deemed to have received constructive distributions taxable as dividends to the extent of Rational's current and accumulated earnings and profits even though they have not received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for such an adjustment may result in taxable dividend income to the U.S. Holders of common stock.

     Sale of Common Stock

     Upon the sale or exchange of common stock a U.S. Holder generally will recognize capital gain or loss equal to the difference between:

     . the amount of cash and the fair market value of any property received upon the sale or exchange, and

     .  such U.S. Holder's adjusted tax basis in the common stock.

Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in common stock is more than one year at the time of the sale or exchange. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, will generally be subject to a maximum rate of tax of 20%. A U.S. Holder's basis and holding period in common stock received upon conversion of a note are determined as discussed above under "Conversion of Notes." The deductibility of capital losses is subject to limitations.

Special Tax Rules Applicable to Non-U.S. Holders

     In general, subject to the discussion below concerning backup withholding:

          (1) Payments of principal or interest on the notes by Rational or any paying agent to a beneficial owner of a note that is a Non-U.S. Holder will not be subject to U.S. withholding tax, provided that, in the case of interest:

     . such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of Rational entitled to vote within the meaning of Section 871(h)(3) of the Code,

     . such Non-U.S. Holder is not a "controlled foreign corporation" with respect to which Rational is a "related person" within the meaning of the Code,

     .  such Non-U.S. Holder is not a bank receiving interest described in
        Section 881(c)(3)(A) of the Code, and

     . the certification requirements under Section 871(h) or Section 881(c) of the Code and Treasury Regulations thereunder (discussed below) are satisfied,

     (2) A Non-U.S. Holder of a note or common stock will not be subject to U.S. federal income tax on gains realized on the sale, exchange or other disposition of such note or common stock unless:

     . such Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met,

     . such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. and, if certain U.S. income tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder,

     . the Non-U.S. Holder is subject to Code provisions applicable to certain U.S. expatriates, or

     . in the case of common stock held by a person who holds more than 5% of such stock, Rational is or has been, at any time within the shorter of the five-year period preceding such sale or other disposition or the period such Non-U.S. Holder held the common stock, a U.S. real property holding corporation (called a "USRPHC") for U.S. federal income tax purposes, and Rational does not believe that it is currently a USRPHC or that it will become one in the future,

          (3) Interest on notes not excluded from U.S. withholding tax as described in (1) above and dividends on common stock after conversion generally will be a subject to U.S. withholding tax at a 30% rate, except where an applicable tax treaty provides for the reduction or elimination of such withholding tax.

     To satisfy the certification requirements referred to in the fourth bullet point of (1) above, Sections 871(h) and 881(c) of the Code and currently effective Treasury Regulations thereunder require that either:

     . the beneficial owner of a note must certify, under penalties of perjury, to Rational or its paying agent, as the case may be, that such owner is a Non-U.S. Holder and must-provide such owner's name and address, and U.S. taxpayer identification number (called "TIN"), if any, or

     . a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business (called a "financial institution") and holds the note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to Rational or its paying agent, as the case may be, that such certificate has been received from the beneficial owner and must furnish the payor with a copy thereof.

Such requirement will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8 or successor form, under penalties of perjury, that it is a Non-U.S. Holder and provides its name and address or any financial institution holding the note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the beneficial owner, and furnishes the withholding agent with a copy thereof.

     Treasury Regulations effective for payments made after December 31, 2000, will provide alternative methods for satisfying the certification requirements described above and below, subject to certain grandfathering provisions. These new regulations also require, in the case of notes held by a foreign partnership, that:

     . the certification be provided by the partners rather than by the foreign partnership, and

     . the partnership provide certain information, including a TIN. A look-through rule will apply in the case of tiered partnerships.

     If a Non-U.S. Holder of a note or common stock is engaged in a trade or business in the U.S. and if interest on the note, dividends on the common stock, or gain realized on the sale, exchange or other disposition of the note or common stock is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to U.S. federal income tax on such interest, dividends or gain on a net income basis in the same manner as if it were a U.S. Holder. In lieu of the certificate described above, such a Non-U.S. Holder will be required, under currently effective Treasury Regulations, to provide Rational with a properly executed IRS Form 4224 or successor form in order to claim an exemption from withholding tax. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30%, or such lower rate provided by an applicable treaty, of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

     U.S. Federal Estate Tax

     A note held by an individual who at the time of death is not a citizen or resident of the U.S., as specially defined for U.S. federal estate tax purposes, will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Rational and, at the time of the individual's death, payments with respect to such note would not have been effectively connected with the conduct by such individual of a trade or business in the U.S. common stock held by an individual who at the time of death is not a citizen or resident of the U.S., as specially defined for U.S. federal estate tax purposes, will be included in such individual's estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty otherwise applies.

     Non-U.S. Holders should consult with their tax advisors regarding U.S. and foreign tax consequences with respect to the notes and common stock.

Backup Withholding and Information Reporting

     Backup withholding of U.S. federal income tax at a rate of 31% may apply to payments pursuant to the terms of a note or common stock to a U.S. Holder that is not an "exempt recipient" and that fails to provide certain identifying information, such as the holder's TIN, in the manner required. Generally, individuals are not exempt recipients, whereas corporations and certain other entities are exempt recipients. Payments made in respect of a note or common stock must be reported to the Service, unless the U.S. Holder is an exempt recipient or otherwise establishes an exemption.

     In the case of payments of interest on a note to a Non-U.S. Holder, Treasury Regulations provide that backup withholding and information reporting will not apply to payments with respect to which either requisite certification has been received or an exemption has otherwise been established, provided that neither Rational nor a paying agent has actual knowledge that the holder is a U.S. Holder or that the conditions of any other exemption are not in fact satisfied.

     Dividends on the common stock paid to Non-U.S. Holders that are subject to U.S. withholding tax, as described above, generally will be exempt from U.S. backup withholding tax but will be subject to certain information reporting.

     Payments of the proceeds of the sale of a note or common stock to or through a foreign office of a U.S. broker or a foreign office of a broker that is a U.S. related person (either a "controlled foreign corporation" (within the meaning of the Code) or a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with the conduct of a trade or business within the U.S.) are currently subject to certain information reporting requirements, unless the payee is an exempt recipient or such broker has evidence in its records that the payee is a Non-U.S. Holder and no actual knowledge that such evidence is false and certain other conditions are met. Temporary Treasury Regulations indicate that such payments are not currently subject to backup withholding.

     Under current Treasury Regulations, payments of the proceeds of a sale of a note or common stock to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury as to his or her status as a Non-U.S. Holder and satisfies certain other qualifications (and no agent of the broker who is responsible for receiving or reviewing such statement has actual knowledge that it is incorrect) and provides his or her name and address or the payee otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules from a payment to a holder of a note or common stock will be allowed as a refund or credit against such holder's U.S. federal income tax provided that the required information is furnished to the IRS in a timely manner.

     As noted above, new regulations will generally be applicable to payments made after December 31, 2000. In general, these new regulations do not significantly alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. Under these new regulations, special rules apply which permit the shifting of primary responsibility for withholding to certain financial intermediaries acting on behalf of beneficial owners. A holder of a note or common stock should consult with its tax advisor regarding the application of the backup withholding rules to its particular situation, the availability of an exemption therefrom, the procedure for obtaining such an exemption, if available, and the impact of these new regulations on payments made with respect to notes or common stock after December 31, 2000.

     The preceding discussion of certain U.S. federal income tax considerations is for general information only and is not tax advice. Accordingly, each prospective investor should consult its own tax adviser as to the particular U.S federal, state, and local tax consequences of purchasing, holding and disposing of the notes and common stock of Rational. Tax advisors should also be consulted as to the U.S. estate and gift tax consequences and the foreign tax consequences of purchasing, holding and disposing of the notes and common stock of Rational, as well as the consequences of any proposed change in applicable laws.

                            SELLING SECURITYHOLDERS

     We originally issued the notes in a private placement in January 2000. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus.

     The following table contains information as of April 26, 2000, with respect to the selling securityholders and the principal amount of notes and the underlying common stock beneficially owned by each selling security holders that may be offered using this prospectus.

     Selling Security Holders



                                                        Principal Amount                     Number of
                                                         at Maturity of                      Shares of
                                                       Notes Beneficially  Percentage of   Common Stock     Percentage of
                                                          Owned That           Notes         That May        Common Stock
                   Name                                   May Be Sold       Outstanding     Be Sold (1)    Outstanding (2)
     -------------------------------------------       ------------------  -------------  --------------   ---------------

     1976 Distribution Trust FBP A.R. Lauder /
     Zinterhofer                                              19,000             0.00%              266           0.0%

     1976 Distribution Trust FBP Jane A. Lauder               19,000             0.00%              266           0.0%

     Aftra Health Fund                                       900,000             0.18%           12,598           0.0%

     AIG / National Union Fire Insurance                   1,150,000             0.23%           16,098           0.0%

     Aloha Airlines Non-Pilots Pension Trust                  85,000             0.02%            1,190           0.0%

     Aloha Airlines Pilots Retirement Trust                   50,000             0.01%              700           0.0%

     American Century Heritage                             3,500,000             0.70%           48,994           0.0%
     Amoco Corporation Master Trust for
     Employee Pension Plans                                3,960,000             0.79%           55,433           0.1%
     Argent Classic Convertible Arbitrage Fund
     (Bermuda) L.P.                                        6,000,000             1.20%           83,990           0.1%

     Arkansas PERS                                         2,450,000             0.49%           34,296           0.0%

     Arkansas Teachers Retirement System                   3,112,000             0.62%           43,563           0.0%
     Associated Electric & Gas Insurance
     Services Limited                                        900,000             0.18%           12,598           0.0%

     Aventis Pension Master Trust                            270,000             0.05%            3,780           0.0%

     Bank Austria Cayman island, Ltd.                      4,400,000             0.88%           61,593           0.1%
     Bankers Trust Company trustee for Chrysler
     Corp Employee #1 Pension Plan                         3,160,000             0.63%           44,235           0.0%

     Baptist Health of South Florida                         150,000             0.03%            2,100           0.0%

     Bear, Stearns & Co., Inc.                             2,000,000             0.40%           27,997           0.0%

     BNP Arbitrage SNC                                     1,600,000             0.32%           22,397           0.0%

     Boilemaker-Blacksmith Pension Trust                     700,000             0.14%            9,799           0.0%

     Boston Museum of Fine Arts                              123,000             0.02%            1,722           0.0%

     Boston Museum of Fine Arts                               83,000             0.02%            1,162           0.0%

     Boulder II Limited                                    3,000,000             0.60%           41,995           0.0%
     BP Amoco Corporation Master Trust for
     Employee Pension Plans                                  400,000             0.08%            5,599           0.0%

     BP Amoco PLC, Master Trust                            2,770,000             0.55%           38,775           0.0%

                                                        Principal Amount                    Number of
                                                         at Maturity of                     Shares of
                                                       Notes Beneficially  Percentage of  Common Stock    Percentage of
                                                           Owned That          Notes        That May      Common Stock
                       Name                                May Be Sold      Outstanding    Be Sold (1)   Outstanding (2)
----------------------------------------------------   ------------------  -------------  ------------   ---------------
British Virgin Islands Social Security Board                   55,000           0.01%              770         0.0%
Brown & Williamson Tabacco Master
Retirement Trust                                              250,000           0.05%            3,500         0.0%

C&H Sugar Company, Inc.                                       135,000           0.03%            1,890         0.0%
CALAMOS Convertible Fund - CALAMOS
Investment trust                                              850,000           0.17%           11,899         0.0%
CALAMOS Convertible Portfolio -
CALAMOS Advisors Trust                                         40,000           0.01%              560         0.0%
CALAMOS Growth and Income Fund -
CALAMOS Investment Trust                                      900,000           0.18%           12,598         0.0%
California Public Employees' Retirement
System, Nominee Name: Surfboard & Co.                       2,500,000           0.50%           34,996         0.0%

Champion International Corporation                            581,000           0.12%            8,133         0.0%
Champion International Corporation Master
Retirement Trust                                              275,000           0.06%            3,850         0.0%
Christian Science Trustees for Gifts and
Endowments                                                    600,000           0.12%            8,399         0.0%
Chrysler Corporation Master Retirement
Trust                                                       6,595,000           1.32%           92,319         0.1%

Circlet (IAM) Limited                                       2,000,000           0.40%           27,997         0.0%

City of Knoxville Pension System                              175,000           0.04%            2,450         0.0%

City University of New York                                   102,000           0.02%            1,428         0.0%
Continental Assurance Company Separate
Account (E)                                                 3,600,000           0.72%          50,394          0.1%

Credit Suisse First Boston Corporation                      2,500,000           0.50%          34,996          0.0%
David Lipscomb University General
Endowment                                                     300,000           0.06%           4,199          0.0%

Delaware PERS                                               1,950,000           0.39%          27,297          0.0%

Delphi Foundation, Inc.                                        36,000           0.01%             504          0.0%

Delta Airlines Master Trust                                 2,490,000           0.50%          34,856          0.0%

Delta Airlines Master Trust                                 1,100,000           0.22%          15,398          0.0%

Deutsche Bank AG                                           90,486,000          18.10%       1,266,650          1.3%

Elf Aquitaine                                                 200,000           0.04%           2,800          0.0%

Engineers Joint Pension Fund                                  422,000           0.08%           5,907          0.0%

EQAT Alliance Balanced Account                              5,450,000           1.09%          76,291          0.1%

                                                        Principal
                                                        Amount at
                                                       Maturity of                          Number of
                                                          Notes                             Shares of
                                                      Beneficially      Percentage of     Common Stock        Percentage of
                                                       Owned That           Notes           That May          Common Stock
                       Name                            May Be Sold       Outstanding       Be Sold (1)       Outstanding (2)
----------------------------------------------       ---------------   -------------     -------------       ---------------
EQAT Alliance Growth & Income Account                      8,110,000          1.62%            113,526               0.1%

EQAT Alliance Growth Investors                             4,550,000          0.91%             63,692               0.1%
Equitable Life Assurance Seperate Account-
Balance                                                      310,000          0.06%              4,339               0.0%
Equitable Life Assurance Seperate Account-
Convertible                                                5,480,000          1.10%             76,711               0.1%

Family Service Life Insurance Co.                            350,000          0.07%              4,899               0.0%
Fidelity Financial Trust: Fidelity Convertible
Securities Fund                                            5,000,000          1.00%             69,992               0.1%

Franklin and Marshall College                                215,000          0.04%              3,010               0.0%
General Motors Employees Global Group
Pension Trust                                              6,786,000          1.36%             94,992               0.1%

General Motors Foundation, Inc.                              369,000          0.07%              5,165               0.0%

Goldman Sachs and Company                                  1,136,000          0.23%             15,902               0.0%

Grady Hospital Foundation                                    140,000          0.03%              1,960               0.0%

Granville Capital Corporation                             35,400,000          7.08%            495,540               0.5%

Greek Catholic Union                                          15,000          0.00%                210               0.0%

Guardian Life Insurance Co.                                6,400,000          1.28%             89,589               0.1%

Guardian Pension Trust                                       250,000          0.05%              3,500               0.0%
Hawaiian Airlines Employees Pension Plan-
IAM                                                           75,000          0.02%              1,050               0.0%
Hawaiian Airlines Pension Plan for salaried
Employees                                                     20,000          0.00%                280               0.0%

Hawaiian Airlines Pilots Retirement Plan                     115,000          0.02%              1,610               0.0%

Highbridge International LLC                              23,100,000          4.62%            323,361               0.3%

HT Insight Convertible Securities Fund                       500,000          0.10%              6,999               0.0%

ICI American Holdings Trust                                1,050,000          0.21%             14,698               0.0%

Independence Blue Cross                                      100,000          0.21%              1,400               0.0%

Island Holdings                                               65,000          0.01%                910               0.0%

ITG, Inc.                                                    180,000          0.04%              2,520               0.0%

J.P. Morgan Securities, Inc.                               1,000,000          0.20%             13,998               0.0%

                                                        Principal Amount                     Number of
                                                         at Maturity of                      Shares of
                                                       Notes Beneficially  Percentage of   Common Stock     Percentage of
                                                          Owned That           Notes         That May        Common Stock
                   Name                                   May Be Sold       Outstanding     Be Sold (1)    Outstanding (2)
     -------------------------------------------       ------------------  -------------  --------------   ---------------
     JMG Triton Offshore Fund, Ltd.                         1,000,000           0.20%           13,998           0.05

     Kentfield Trading, Ltd.                                9,600,000           1.92%          134,384           0.1%
     Kettering Medical Center Funded
     Depreciation Account                                      65,000           0.01%              910           0.0%
     Key Asset Mgmt FAO Victory Convertible
     Securities Fund                                        1,000,000           0.20%           13,998           0.0%

     Knoxville Utilities Board Retirement System              100,000           0.02%            1,400           0.0%

     Lazard Freres & Co. LLC                                  100,000           0.02%            1,400           0.0%

     Local Initiatives Support Corporation                     63,000           0.01%              882           0.0%

     Lord Abbelt Bond Debenture Fund, Inc.                  8,500,000           1.70%          118,986           0.1%
     Louisiana Workers' Compensation
     Corporation                                              140,000           0.03%            1,960           0.0%

     Mainstay Convertible Fund                              6,400,000           1.28%           89,589           0.1%

     Mainstay Strategic Value Fund                            200,000           0.04%            2,800           0.0%

     Mainstay VP Convertible Portfolio                        250,000           0.05%            3,500           0.0%
     Massachusetts Mutual Life Insurance
     Company                                                2,700,000           0.54%           37,795           0.0%

     MassMutual Corporate Investors                         1,000,000           0.20%           13,998           0.0%
     MassMutual Corporate Value Partners
     Limited                                                1,600,000           0.32%           22,397           0.0%

     MassMutual High Yield Partners II LLC                  2,700,000           0.54%           37,795           0.0%

     MassMutual Participation Investors                       500,000           0.10%            6,999           0.0%

     McMahan Securities Company L.P.                        1,030,000           0.21%           14,418           0.0%
     Memphis Light, Gas & Water Retirement
     Fund                                                   2,875,000           0.58%           40,245           0.0%

     Merrill Lynch Convertible Fund, Inc.                     250,000           0.05%            3,500           0.0%

     Merrill Lynch Insurance Group                            491,000           0.10%            6,873           0.0%

     Morgan Stanley Dean Witter                             7,000,000           1.40%           97,988           0.1%
     Motion Picture Industry Health Plan - Active
     Member Fund                                              765,000           0.15%           10,709           0.0%
     Motion Picture Industry Health Plan -
     Retiree Member Fund                                      385,000           0.08%            5,389           0.0%

     Motors Insurance Company                               1,809,000           0.36%           25,323           0.0%



                                                     Principal Amount                         Number of
                                                      at Maturity of                          Shares of
                                                    Notes Beneficially   Percentage of      Common Stock      Percentage of
                                                        Owned That           Notes            That May         Common Stock
                       Name                             May Be Sold       Outstanding        Be Sold (1)      Outstanding (2)
    ----------------------------------------------  ------------------   -------------    ----------------    ---------------
     MSD Portfolio LP - Investments                       7,500,000          1.50%              104,987              0.1%

     Nalco Chemical Company                                 450,000          0.09%                6,299              0.0%

     New Hampshire Retirement System                        488,000          0.10%                6,831              0.0%
     New Orleans Firefighters Pension/Relief
     Fund                                                   161,000          0.03%                2,254              0.0%
     New York Life Insurance and Annuity
     Corporation                                          1,500,000          0.30%               20,997              0.0%

     New York Life Insurance Company                     15,000,000          3.00%              209,975              0.2%

     New York Life Separate Account #7                    1,000,000          0.20%               13,998              0.0%

     Nicholas-Applegate Convertible Fund                  1,244,000          0.25%               17,414              0.0%

     Occidental Petroleum Corporation                       271,000          0.05%                3,794              0.0%

     OCM Convertible Trust                                2,920,000          0.58%               40,875              0.0%

     Ohio Bureau of Workers Compensation                    225,000          0.05%                3,150              0.0%

     Oxford, Lord Abbett + Co.                              800,000          0.16%               11,199              0.0%

     Pacific Life Insurance Company                       1,500,000          0.30%               20,997              0.0%

     Parker-Hannifin Corporation                             99,000          0.02%                1,386              0.0%

     Partners Reinsurance Company Ltd                     1,380,000          0.28%               19,318              0.0%
     Penn Treaty Network America Insurance
     Company                                                255,000          0.07%                3,570              0.0%

     Physicians Life                                        331,000          0.07%                4,633              0.0%

     Pilgrim Convertible Fund                             4,440,000          0.89%               62,152              0.1%
     Port Authority of Allegheny Country
     Retirement and Disability Allowance Plan
     for the Employees Represented by Local 85
     of the Amalgamated Transit Union                       700,000          0.14%                9,799              0.0%

     PRIM Board                                           3,700,000          0.74%               51,794              0.1%

     ProMutual                                              303,000          0.06%                4,241              0.0%
     Robertson Stephens                                   2,500,000          0.50%               34,996              0.0%

     Queens Health Plan                                      30,000          0.01%                  420              0.0%

     San Diego City Retirement                              847,000          0.17%               11,857              0.0%
     San Diego County Convertible                         2,057,000          0.41%               28,795              0.0%



                                                      Principal Amount                         Number of
                                                       at Maturity of                          Shares of
                                                     Notes Beneficially    Percentage of     Common Stock     Percentage of
                                                         Owned That            Notes           That May        Common Stock
                       Name                              May Be Sold        Outstanding       Be Sold (1)     Outstanding (2)
    ----------------------------------------------   ------------------    -------------   ----------------   ---------------

     Scudder Dividend and Growth Fund                       350,000             0.07%                4,899          0.0%

     Shell Pension Trust                                    369,000             0.07%                5,165          0.0%

     Solomon Brothers Asset Management, Inc.              9,925,000             1.99%              138,933          0.1%

     SPT                                                    500,000             0.10%                6,999          0.0%

     Starvest Combined Portfolio                          1,450,000             0.29%               20,298          0.0%

     Starvest Managed Portfolio                             100,000             0.02%                1,400          0.0%
     State Employees' Retirement Fund of State
     of Delaware                                          3,340,000             0.67%               46,754          0.0%
     State of Connecticut Combined Investment
     Funds                                                7,420,000             1.48%              103,867          0.1%

     State of Maryland                                    2,210,000             0.44%               30,936          0.0%

     State of Oregon / SAIF Corporation                   3,450,000             0.69%               48,294          0.0%

     State of Oregon Equity                               6,300,000             1.26%               88,189          0.1%
     State Street Bank Custodian for GE Pension
     Trust                                                1,570,000             0.31%               21,977          0.0%

     Summer Hill Equity Income LLC                          150,000             0.03%                2,100          0.0%
     The Dow Chemical Company Employees'
     Retirement Plan                                      1,200,000             0.24%               16,798          0.0%

     The Estate of James Campbell                           870,000             0.17%               12,179          0.0%

     The First Foundation                                   800,000             0.16%               11,199          0.0%

     The Fonden Foundation                                   65,000             0.01%                  910          0.0%

     The Grable Foundation                                  203,000             0.04%                2,842          0.0%

     The TCW Group, Inc.                                 17,475,000             3.50%              244,620          0.2%

     The Travelers Indemnity Company                      2,800,000             0.56%               39,195          0.0%

     The Travelers Insurance Company                      1,790,000             0.36%               25,057          0.0%
     The Travelers Insurance Company Separate
     Account TLAC                                           210,000             0.04%                2,940          0.0%
     The Travelers Series Trust Convertible Bond
     Portfolio                                              200,000             0.04%                2,800          0.0%
     Transamerica Life Insurance and Annuity
     Company                                             17,800,000             3.56%              249,170          0.3%
     Transamerica Occidental Life Insurance               5,000,000             1.00%               69,992          0.01%

                                                   Principal Amount                     Number of
                                                    at Maturity of                      Shares of
                                                  Notes Beneficially  Percentage of   Common Stock     Percentage of
                                                     Owned That           Notes         That May        Common Stock
              Name                                   May Be Sold       Outstanding     Be Sold (1)    Outstanding (2)
-------------------------------------------       ------------------  -------------  --------------   ---------------
Company

Transamerica Premier High Yield Fund                       1,000,000         0.20%           13,998          0.0%

Tribeca Investments LLC                                    2,000,000         0.40%           27,997          0.0%
United Food and Commerical Workers Local
1262 and Employers Pension Fund                              300,000         0.06%            4,199          0.0%

University of Rochester                                       78,000         0.02%            1,092          0.0%

Value Line Convertible Fund, Inc.                            500,000         0.10%            6,999          0.0%

Van Kampen Convertible Securities Fund                       470,000         0.09%            6,579          0.0%

Van Kampen Harbor Fund                                     2,530,000         0.51%           35,416          0.0%
Van Waters and Rogers, Inc. Retirement
Plan (f.k.a. Univar Corporation)                             200,000         0.04%            2,800          0.0%

Vanguard Convertible Securities Funds, Inc.                7,005,000         1.40%           98,058          0.1%

Wake Forest University                                     1,023,000         0.20%           14,320          0.0%

White River Securities LLC                                 2,000,000         0.40%           27,997          0.0%

Writers Guild - Industry Health Fund                         263,000         0.05%            3,682          0.0%

Zeneca Holdings Trust                                         80,000         0.02%            1,120          0.0%

Zurich HFR Master Hodge Fund Index Ltd.                       40,000         0.01%              560          0.0%
Any Other holder of Notes of future
transferee, pledgee, donee or successor of
any holder (3)(4)                                         31,631,000         7.03%          442,780          0.5%

                                                        Principal
                                                        Amount at
                                                       Maturity of                          Number of
                                                          Notes                             Shares of
                                                      Beneficially      Percentage of     Common Stock        Percentage of
                                                       Owned That           Notes           That May          Common Stock
                       Name                            May Be Sold       Outstanding       Be Sold (1)       Outstanding (2)
------------------------------------------------       -----------       -----------       -----------       ---------------

------------------

  *   Less than 1%.

  (1) Assumes conversion of all of the holder's notes at a conversion price of $71.440 per share of common stock. However, this conversion price will be subject to adjustment as described under "Description of Notes--Conversion of Notes." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

  (2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 98,907,569 shares of common stock outstanding as of March 31, 2000. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's notes. However, we did not assume the conversion of any other holder's notes.

  (3) Information about other selling security holders will be set forth in prospectus supplements, if required.

  (4) Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

     We prepared this table based on the information supplied to us by the selling securityholders named in the table.

     The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in the above table is presented. Information about the selling securityholders may change from over time. Any changed information will be set forth in prospectus supplements.

     Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

     We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

     .  directly by the selling securityholders;

     . through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

     The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be "underwriters." As a result, any profits on the sale of the notes and underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to deemed underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     If the notes and underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

     The notes and underlying common stock may be sold in one or more transactions at:

     .  fixed prices;

     .  prevailing market prices at the time of sale;

     .  varying prices determined at the time of sale; or

     .  negotiated prices.

     These sales may be effected in transactions:

     . on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common stock;

     .  in the over-the-counter market;

     . in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

     .  through the writing of options.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with sales of the notes and underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and underlying common stock short and deliver notes and underlying common stock to close out short positions, or loan or pledge notes and underlying common stock to broker-dealers that in turn may sell the notes and underlying common stock.

     To our knowledge, there are currently no plans, arrangement or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may not sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

     Our common stock trades on the Nasdaq National Market under the symbol "RATL." We do not intend to apply for listing of the notes on any securities exchange or for quotation through Nasdaq. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes. See "Risk Factors--There may be no public market for the notes, and there may be restrictions on resale of the notes."

     There can be no assurance that any selling securityholder will sell any or all of the notes or underlying common stock pursuant to this prospectus. In addition, any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

     The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

     Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

     We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                 LEGAL MATTERS

     The validity of the issuance of Rational Software Corporation's securities offered by this prospectus will be passed upon for Rational Software Corporation by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                            INDEPENDENT ACCOUNTANTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual report on form 10-K for the year ended March 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as expects in accounting and auditing.
                                                                            -49-